Exhibit 99.5

MDxHealth SA and Subsidiaries 2022 Financial Results as of and for the year ended December 31, 2022

Unaudited consolidated statement of profit or loss

Thousands of $ (except per share amounts) For the years ended December 31	2022	2021
Services	36,965	21,937
Licenses	25	250
Royalties and other revenues	64	52
Revenues	37,054	22,239
Cost of goods & services sold	(17,835)	(11,675)
Gross profit	19,219	10,564
Research and development expenses	(7,557)	(6,673)
Selling and marketing expenses	(26,582)	(17,744)
General and administrative expenses	(23,539)	(14,149)
Other operating income, net	559	1,161
Operating loss	(37,900)	(26,841)
Financial expenses, net	(6,144)	(2,161)
Loss before income tax	(44,044)	(29,002)
Income tax	0	0
Loss for the year	(44,044)	(29,002)

Loss per share attributable to parent
Basic and diluted, $	(0.28)	(0.24)

Unaudited consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	2022	2021
Loss for the year	(44,044)	(29,002)
Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations	593	264
Total other comprehensive income (loss)	593	264
Total comprehensive loss for the year (net of tax)	(43,451)	(28,738)

MDxHealth SA and Subsidiaries 2022 Financial Results as of and for the year ended December 31, 2022

Unaudited consolidated statement of financial position

Thousands of $ For the years ended December 31	2022	2021
ASSETS
Non-current assets
Goodwill	35,926	0
Intangible assets	46,166	3,448
Property, plant and equipment	3,791	1,671
Right-of-use assets	4,103	3,347
Total non-current assets	89,986	8,466

Current assets
Inventories	2,327	1,911
Trade receivables	9,357	4,582
Prepaid expenses and other current assets	1,962	1,615
Cash and cash equivalents	15,503	58,498
Total current assets	29,149	66,606
TOTAL ASSETS	119,135	75,072

EQUITY
Share capital	133,454	128,454
Issuance premium	153,177	153,177
Accumulated deficit	(288,346)	(244,302)
Share-based compensation	11,474	10,607
Translation reserve	(444)	(1,037)
Total equity	9,315	46,899

LIABILITIES
Non-current liabilities
Loans and borrowings	34,914	7,651
Lease liabilities	3,091	2,624
Other non-current financial liabilities	53,537	1,466
Total non-current liabilities	91,542	11,741

Current liabilities
Loans and borrowings	616	4,441
Lease liabilities	1,172	840
Trade payables	10,178	7,455
Other current liabilities	3,985	2,735
Other current financial liabilities	2,327	961
Total current liabilities	18,278	16,432
Total liabilities	109,820	28,173
TOTAL EQUITY AND LIABILITIES	119,135	75,072

MDxHealth SA and Subsidiaries 2022 Financial Results as of and for the year ended December 31, 2022

Unaudited consolidated statement of changes in equity

	Attributable to owners of mdxhealth sa
Thousands of $	Number of shares	Share capital & issuance premium	Accumulated Deficit	Share-based compensation	Translation reserve	Total equity
Balance at January 1, 2021	90,691,449	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the year			(29,002)			(29,002)
Other comprehensive income					264	264
Total comprehensive income for the year			(29,002)		264	(28,738)

Transactions with owners in their capacity as owners:
Issuance of shares		75,339				75,339
Deduction of transaction costs		(6,773)				(6,773)
Share-based compensation costs				1,222		1,222
Balance at December 31, 2021	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899

Balance at January 1, 2022	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the year			(44,044)			(44,044)
Other comprehensive income					593	593
Total comprehensive income for the year			(44,044)		593	(43,451)

Transactions with owners in their capacity as owners:
Issuance of shares as part of GPS acquisition	6,911,710	5,000				5,000
Share-based compensation costs				867		867
Balance at December 31, 2022	162,880,936	286,631	(288,346)	11,474	(444)	9,315

MDxHealth SA and Subsidiaries 2022 Financial Results as of and for the year ended December 31, 2022

Unaudited consolidated statement of cash flow

Thousands of $ For the years ended December 31	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(37,900)	(26,841)
Depreciation and amortization	4,909	3,036
Impairment	44	0
Share-based compensation	867	1,222
Other non-cash transactions	(473)	(325)
Cash used in operations before working capital changes	(32,553)	(22,908)

Increase (-) / Decrease (+) in inventories	(416)	413
Increase (-) / Decrease (+) in receivables	(5,122)	(1,383)
Increase (+) in payables	3,973	1,330
Net cash outflow from operating activities	(34,118)	(22,548)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,789)	(896)
Acquisition and generation of intangible assets	(1,374)	0
Acquisition of Genomic Prostate Score Business	(25,000)	0
Net cash outflow from investing activities	(29,163)	(896)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares (net of transaction costs)	0	68,566
Proceeds from loan obligation	34,291	0
Repayment of loan obligation and debt extinguishment costs	(10,805)	0
Payment of lease liability	(1,358)	(1,057)
Payment of interest	(1,412)	(1,011)
Interests received	125	11
Net cash inflow from financing activities	20,841	66,509

Net increase (+) / Decrease (-) in cash and cash equivalents	(42,440)	43,065

Cash and cash equivalents at beginning of the financial year	58,498	15,953
Effect on exchange rate changes	(555)	(520)
Cash and cash equivalents at end of the financial year	15,503	58,498

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